Organic Plant Health, Inc.

Date: February 2, 2012

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Organic Plant Health Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed January 13, 2012

File No. 333-176704

Dear Ms. Nguyen:

Thank you for your comment letter dated January 30, 2012 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 4 to the Registration Statement on Form S-1/A of Organic Plant Health, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus Summary, page 6

  Refer to the disclosure in the seventh paragraph on page 6. Please revise to explain how outsourcing will not cause an interruption in your current business.

Response:

The paragraph has been revised to explain the timelines associated with outsourcing of our production. In short, we have spent the past 6 months researching outsourcing manufacturers, and have selected a company to perform those services as needed, (I did not name this company in the filing specifically for the purposes of protecting any advantage this proprietary information might afford us). Additionally, in the past 3 months, we have completed the structuring of comparable product formulas with redundant components and have negotiated competitive pricing. We are now to the point of “order-at-will” with this manufacturer and can receive products within the industry standard delivery schedule of 2-4 weeks.

Seen on page 6 and page 50.

Strengths – Internal, page 8

  Refer to the disclosure in the third paragraph of this section. Explain how being a smaller size company allows you to provide a greater diverse variety of products. It would appear that larger size companies would be able to produce diverse products, if not more. Please revise or remove such statement.

Response:

The third paragraph noting Product Diversity has been removed. (In the way of further explanation, my point in the deleted section was to comment on our flexibility as a manufacturer, because of our smaller size, to be better suited to make quick adjustments to our production runs without sacrificing efficiency. Larger manufacturers incur such significant overhead that long, uninterrupted production runs are necessary to generate a higher dollar volume of inventory to meet target production cost percentages, in light of the costly overhead associated with running a major facility.) Although we believe this is still an advantage of ours, we are happy to remove it so as to remove any confusion.

Seen on page 8

Strengths – External, page 8

  Refer to the third paragraph. Revise to disclose the source of the data. Also revise page 47 accordingly.

Response:

The third paragraph noting lawn and garden industry sales statistics and projected sales, has been revised to note the source of the information:

(Source: http://www.marketresearch.com/Freedonia-Group-Inc-v1247/Lawn-Garden-Consumables-2688161.

Seen on page 8

Capitalization, page 26

  Please revise to include the long-term notes payable reflected in your September 30, 2011 balance sheet as a component of your capitalization at this date.

Response:

The capitalization table has been revised to include long-term notes payable as of September 30, 2011 as a components of our capitalization.

Our Proposed Growth Strategy, page 50

  We note your revised summary disclosure in response to our prior comment 3. Please disclose the steps you have taken to date to outsource production in the event you do not receive sufficient proceeds from the offering to expand your in-house production.

Response:

We have disclosed the various steps taken to identify an acceptable partner for outsourcing of our production, as the need arises. In short, we have spent the past 6 months researching outsourcing manufacturers, and have selected a company to perform those services as needed, (I did not name this company in the filing specifically for the purposes of protecting any advantage this proprietary information might afford us). Additionally, in the past 3 months, we have completed the structuring of product formulas based on our exact specifications with redundant components and have negotiated competitive pricing. We have are now to the point of “order-at-will” with this manufacturer and can receive products within the industry standard delivery schedule of 2-4 weeks.

Seen on page 6 and page 50

  In this regard, we not revised disclosure on page 6 that outsourcing production “is a viable option…in the event we receive only 25% or 50% of the proceeds of this offering.” We also note you contemplate “greater emphasis placed on an internet-based business model” in the event you do not fully realize the expected savings from your other cost-reduction initiatives. Given that there is no offering minimum and that there are significant differences in your business plan depending on the proceeds raised in the offering, please revise this section to discuss in detail each alternative strategy you contemplate, including the outsourcing of production and the shift to an internet-based business model. To the extent that alternative growth strategies have unique risks, for example, those risks associated with the outsourcing of production, please revise your risk factor accordingly.

Response:

The section on page 6 has been revised to more clearly state our intentions for maximizing every available revenue stream. We did not intend to infer that greater focus on online revenues must come at the expense of other revenue streams, nor did we intend to imply that the level of funding received would necessitate a stark change in our business model. Our intent was to illustrate that maximizing our online sales revenues makes good business sense because of it’s inherent, lower overhead and greater profit potential (gross profits are higher because we sell online, direct to consumer, without first selling to a wholesale partner), and it warranted greater focus if our expansion resources are limited, but we would not pull any focus away from our current distribution customers, or on expanding our distribution model, even if it takes longer to achieve our expansion goals. Further we do not believe that pursuing either of the alternative strategies noted on page 6, or even a combination of the two, present any unique risks to production since redundant manufacturing facilities are located in different parts of the country, providing us with the ability to ensure consistent supply and delivery of our products to our customers.

Seen on page 6 and page 50.

  Additionally, please explain why outsourcing production is viable if you raise up to 50% of the offering, but expanding your in-house production capability is a preferable strategy in you in excess of 50% of the offering.

Response:

The section on page 6 has been revised to explain the benefits of outsourcing, in place of, or in conjunction with in-house manufacturing depending upon the level of funding received.

Seen on page 6 and page 50.

  We note your disclosure in the last sentence of the “Increasing production capacity” subsection that you contemplate leasing additional storage space in the event outsourcing of production is not an option. Please explain the benefits of obtaining additional storage space in this scenario and disclose whether this alternative would materially increase or decrease your production expenses.

Response:

The language referred to in this comment from subsection “Increasing production capacity”, has been deleted, because we have now determined that outsourcing our production is a desirable option available to us, even if we receive little or no funding from the proceeds of this offering.

As previously stated in the response to your comment #5… “In short, we have spent the past 6 months researching outsourcing manufacturers, and have selected a company to perform those services as needed, (I did not name this company in the filing specifically for the purposes of protecting any advantage this proprietary information might afford us). Additionally, in the past 3 months, we have completed the structuring of comparable product formulas with redundant components and have negotiated competitive pricing. We have are now to the point of “order-at-will” with this manufacturer and can receive products within the industry standard delivery schedule of 2-4 weeks.”

Seen on page 50.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

  We note your response to our prior comment 6 and the related revisions that have been made to your financial statements and related disclosures. With regards to the changes made to your financial statements, please revise the notes to your interim and audited financial statements to include the disclosures required by ASC 250-10-50-7. Also, please ensure that any financial statements that have been revised are appropriately labeled as “restated.” Your summary consolidated financial data and your selected consolidated financial and operating data on pages 12 and 35 of the registration statement should be similarly revised.

Response:

The footnotes regarding restatements of financial statements have been added into our interim and audited financial statements pursuant to ASC 250-10-50-7. In addition, any financial statements that have been revised are appropriately labeled as “restated”, including the summary consolidated financial data and selected consolidated financial and operating data on pages 12 and 35.

  Also, in connection with the aforementioned revisions, your auditors should reconsider the propriety of the date of their audit report.

Response:

Our auditor has dual dated their audit report in connection with the aforementioned revisions.

  Your financial statement should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:

We are currently engaging Silberstein Ungar, PLLC to audit our consolidated financial statements for the year ended December 31, 2011, which will be filed as soon as the audit is done.

  Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:

A currently dated consent from the independent public accountant has been filed hereto as exhibit 23.1 of the amended registration statement.

Very truly yours,

/s/ William Styles
Name: William Styles Title: President, Chief Executive Officer and Director
/s/ J. Alan Talbert
Name: J. Alan Talbert Title: Vice President, Chief Operations Officer and Director

cc: Effie Simpson, SEC

Linda Cvrkel, SEC

J. Nolan McWilliams, SEC